Term Sheet No. U86
To the Underlying Supplement dated September 14, 2009,
Product Supplement No. U-I dated December 2, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 December 3, 2009
$ 7.00% - 9.00%* per annum Callable Yield Notes Linked to the Performance of the S&P 500® Index and the Russell 2000® Index due December 29, 2010
Financial Products

General

  The securities are designed for investors who are mildly bearish, neutral or mildly bullish on the Underlyings. Investors should be willing to lose some or all of their investment if a Knock-In Event occurs with respect to either Underlying.
  The interest payments will be paid quarterly at a rate which is expected to be between 7.00% - 9.00%* per annum (to be determined on the Trade Date), calculated on a 30/360 basis, subject to Early Redemption.
  Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing December 29, 2010†.
  Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
  The securities are expected to price on or about December 23, 2009 (the “Trade Date”) and are expected to settle on or about December 29, 2009. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlyings:	Each Underlying is identified in the table below, together with its Bloomberg symbol, Initial Level and Knock-In Level:
	Underlyings	Bloomberg Tickers	Initial Levels	Knock-In Levels
	S&P 500® Index	SPX <INDEX>
	Russell 2000® Index	RTY <INDEX>
Knock-In Levels:	The Knock-In Level for each Underlying will be 70% of the Initial Level of such Underlying.
Interest Rate*:	Expected to be between 7.00% - 9.00% per annum (to be determined on the Trade Date), calculated on a 30/360 basis.
Interest Payment Dates:

Unless redeemed earlier, interest will be paid quarterly in arrears on March 29, 2010, June 29, 2010, September 29, 2010 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Early Redemption:

The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date occurring on or after March 29, 2010 upon at least five business days notice at 100% of the principal amount of the securities, together with any accrued but unpaid interest.

Knock-In Event:	A Knock-In Event occurs if the closing level of either Underlying reaches or falls below its Knock-In Level for that Underlying on any trading day during the Observation Period.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:

The Redemption Amount of the securities you will be entitled to receive will depend on the individual performance of each Underlying. Subject to Early Redemption, the Redemption Amount will be determined as follows:

  If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the percentage change from the Initial Level to the Final Level of the Lowest Performing Underlying, subject to a maximum of zero. In this case, the maximum Redemption Amount will equal the principal amount of the securities, but the Redemption Amount may be less than the principal amount of the securities and you could lose your entire investment.

  If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities.

Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.
Lowest Performing Underlying:	The Underlying for which the lowest value is obtained from the following equation: Final Level – Initial Level Initial Level
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date†:	December 23, 2010
Maturity Date†:	December 29, 2010
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546EQJ6

† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this term sheet, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer
Per security	$1,000	$	$
Total	$	$	$

(1) We or one of our affiliates may pay varying discounts and commissions of between 2.00% and 2.75% per $1,000 principal amount of securities in connection with the securities, consisting of selling concessions of up to 2.25% and referral fees of up to 0.50%. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.
The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

     The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

December 3, 2009

Additional Terms Specific to the Securities — You should read this term sheet together with the underlying supplement dated September 14, 2009, the product supplement dated December 2, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 relating to our Medium Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Underlying supplement dated September 14, 2009:
  http://www.sec.gov/Archives/edgar/data/1053092/000104746909008321/a2194364z424b2.htm
  Product supplement No. U-I dated December 2, 2009:
  http://www.sec.gov/Archives/edgar/data/1053092/000089109209004570/e37218_424b2.htm
  Prospectus supplement dated March 25, 2009:
  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm
  Prospectus dated March 25, 2009:
  http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Credit Suisse. This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Selected Risk Considerations” in this term sheet, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for each $1,000 Principal Amount of Securities — The following tables illustrate hypothetical Redemption Amounts at maturity and total payments over the term of the securities (which include both payments at maturity and the total interest paid on the securities) on a $1,000 investment in the securities, based on a number of assumed variables. The tables assume that (i) the securities have not been redeemed prior to maturity, (ii) the Interest Rate applicable to the securities is 8% per annum (the midpoint of the expected range set forth on the cover of this term sheet), (iii) the term of the securities is exactly one year and (iv) the Knock-In Level for each Underlying is 70% of the Initial Level of such Underlying. These examples are provided for illustration purposes only. The actual payment amounts received by investors will depend on several variables, including, but not limited to (a) whether the closing level of either Underlying is less than or equal to its respective Knock-In Level on any trading day during the Observation Period and (b) the Final Level of the Lowest Performing Underlying. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to the purchaser of the securities. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

TABLE 1: This table represents the hypothetical Redemption Amount at maturity and the total payment over the term of the securities on a $1,000 investment in the securities if a Knock-In Event DOES NOT occur during the Observation Period.

Principal Amount	Lowest Performing Underlying Return	Redemption Amount (Knock-In Event does not occur)	Total Interest Payment	Total Payment
$1,000	50%	$1,000	$80.00	$1,080.00
$1,000	40%	$1,000	$80.00	$1,080.00
$1,000	30%	$1,000	$80.00	$1,080.00
$1,000	20%	$1,000	$80.00	$1,080.00
$1,000	10%	$1,000	$80.00	$1,080.00
$1,000	0%	$1,000	$80.00	$1,080.00
$1,000	-10%	$1,000	$80.00	$1,080.00
$1,000	-20%	$1,000	$80.00	$1,080.00

TABLE 2: This table represents the hypothetical Redemption Amount at maturity and the total payment over the term of the securities on a $1,000 investment in the securities if a Knock-In Event DOES occur during the Observation Period.

Principal Amount	Lowest Performing Underlying Return	Redemption Amount (Knock-In Event occurs)	Total Interest Payment	Total Payment
$1,000	50%	$1,000	$80.00	$1,080.00
$1,000	40%	$1,000	$80.00	$1,080.00
$1,000	30%	$1,000	$80.00	$1,080.00
$1,000	20%	$1,000	$80.00	$1,080.00
$1,000	10%	$1,000	$80.00	$1,080.00
$1,000	0%	$1,000	$80.00	$1,080.00
$1,000	-10%	$900	$80.00	$980.00
$1,000	-20%	$800	$80.00	$880.00
$1,000	-30%	$700	$80.00	$780.00
$1,000	-40%	$600	$80.00	$680.00
$1,000	-50%	$500	$80.00	$580.00

Hypothetical Examples of Redemption Amounts of each Security — Because the return on the securities depends upon whether a Knock-In Event occurs and the performance of the Lowest Performing Underlying, we cannot present a complete range of possible Redemption Amounts at maturity. The four examples below set forth a sampling of hypothetical Redemption Amounts at maturity based on the following assumptions:

  Principal amount of securities = $1,000
  The Initial Level is 1,109 for SPX and 589 for RTY.
  No exercise of our Early Redemption right.
  The Knock-In Level for each Underlying is 70% of the Initial Level of such Underlying.
  At maturity you will be entitled to receive the Redemption Amount calculated as shown in the examples below.
  In addition to the Redemption Amount, you will be entitled to receive interest payments quarterly on each Interest Payment Date, up to and including the Maturity Date or the Early Redemption Date, as the case may be.

The examples provided herein are for illustration purposes only. The actual payment at maturity, if any, will depend on whether a Knock-In Event occurs and, if so, the Final Level of the Lowest Performing Underlying. You should not take these examples as an indication of potential payments. It is not possible to predict whether a Knock-In Event will occur and, if so, whether and by how much the Final Level of the Lowest Performing Underlying will decrease in comparison to its Initial Level.

Example 1: A Knock-In Event occurs because the closing level of one Underlying reaches its Knock-In Level; and the Final Level of the Lowest Performing Underlying is less than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,109	1,109.00 (100% of Initial Level)	1,219.90 (110% of Initial Level)
RTY	589	412.30 (70% of Initial Level)	412.30 (70% of Initial Level)

Since the closing level of RTY reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. RTY is also the Lowest Performing Underlying. Therefore, the percentage change from the Initial Level to the Final Level of the Lowest Performing Underlying will equal:

Final Level of RTY — Initial Level of RTY	;subject to a maximum of 0.00
Initial Level of RTY

= (412.30 – 589)/589 = -0.30

The Redemption Amount = principal amount of the securities × (1 + percentage change of the Lowest Performing Underlying) = $1,000 X (1 – 0.30) = $700.00

Example 2: A Knock-In Event occurs because the closing level of one Underlying reaches its Knock-In Level; the Lowest Performing Underlying never reaches or falls below its Knock-In Level; and the Final Level of the Lowest Performing Underlying is less than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,109	776.30 (70% of Initial Level)	1,219.90 (110% of Initial Level)
RTY	589	453.53 (77% of Initial Level)	453.53 (77% of Initial Level)

Since the closing level of SPX reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. RTY is the Lowest Performing Underlying, even though its closing level never reaches or falls below its Knock-In Level. Therefore, the percentage change of the Lowest Performing Underlying will equal:

Final Level of RTY — Initial Level of RTY	;subject to a maximum of 0.00
Initial Level of RTY

= (453.53 – 589)/589 = -0.23

The Redemption Amount = principal amount of the securities × (1 + percentage change of the Lowest Performing Underlying) = $1,000 X (1 – 0.23) = $770.00

Example 3: A Knock-In Event occurs because the closing level of at least one Underlying reaches its Knock-In Level; and the Final Level of the Lowest Performing Underlying is greater than its Initial Level.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,109	776.30 (70% of Initial Level)	1,219.90 (110% of Initial Level)
RTY	589	530.10 (90% of Initial Level)	706.80 (120% of Initial Level)

Since the closing level of SPX reaches its Knock-In Level, a Knock-In Event occurs. SPX is also the Lowest Performing Underlying. Therefore, the percentage change of the Lowest Performing Underlying will equal:

Final Level of SPX — Initial Level of SPX	;subject to a maximum of 0.00
Initial Level of SPX

= (1,219.90 – 1,109)/1,109 = 0.10

BUT 0.10 is greater than the maximum, so the percentage change of the Lowest Performing Underlying is 0.00. The Redemption Amount = principal amount of the securities × (1 + percentage change of the Lowest Performing Underlying) = $1,000 X (1 + 0.0) = $1,000

Example 4: A Knock-In Event does not occur.

Underlying	Initial Level	Lowest closing level of the Underlying during the Observation Period	Final Level on Valuation Date
SPX	1,109	853.93 (77% of Initial Level)	1,219.90 (110% of Initial Level)
RTY	589	459.42 (78% of Initial Level)	647.90 (110% of Initial Level)

Since the closing level of each Underlying did not reach or fall below its Knock-In Level, a Knock-In Event does not occur. Therefore, the Redemption Amount equals $1,000.

Selected Risk Considerations — An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

  THE SECURITIES ARE NOT PRINCIPAL PROTECTED — An investment in the securities is not principal protected and you may receive less at maturity than you originally invested in the securities, or you may receive nothing, excluding any accrued or unpaid interest. If a Knock-In Event occurs during the Observation Period and for the Lowest Performing Underlying the Final Level is less than the Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the securities and you could lose your entire investment if the level of the Lowest Performing Underlying falls to zero. Any payment you will be entitled to receive at maturity is subject to our ability to pay our obligations as they become due.

  THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST, AT MATURITY OR UPON EARLY REDEMPTION — The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption. If the Final Level of each Underlying is greater than its respective Initial Level (regardless of whether a Knock-In Event has occurred), you will not receive the appreciation of either Underlying. Assuming the securities are held to maturity the maximum amount payable with respect to the securities will not exceed between $1,070.00 and $1,090.00 (to be determined on the Trade Date) for each $1000 principal amount of the securities.

  THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the securities will be based on the performance of the Underlyings, the payment of any amount due on the securities, including any applicable interest payments, early redemption payment or payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the securities prior to maturity.

  IF A KNOCK-IN EVENT OCCURS, YOUR RETURN WILL BE BASED ON THE INDIVIDUAL PERFORMANCE OF THE LOWEST PERFORMING UNDERLYING — If a Knock-In Event occurs, your return will be based on the individual performance of the Lowest Performing Underlying. This will be true even if the closing level of the Lowest Performing Underlying never reached or fell below its Knock-In Level on any trading day during the Observation Period.

  YOUR RETURN WILL BE NEGATIVE EVEN IF A KNOCK-IN EVENT OCCURS WITH RESPECT TO ONLY ONE UNDERLYING AND THE FINAL LEVEL OF ONLY ONE UNDERLYING REACHES OR FALLS BELOW ITS INITIAL LEVEL — Your return will be negative even if a Knock-In Event occurs with respect to only one Underlying and the Final Level of only one Underlying reaches or falls below its Initial Level. Even if the closing level of only one Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period, a Knock-In Event will have occurred.

  THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH WOULD LIMIT YOUR ABILITY TO ACCRUE INTEREST OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential early redemption. The securities may be redeemed on any Interest Payment Date occurring on or after March 29, 2010 upon at least five business days notice. If the securities are redeemed prior to the Maturity Date, you will be entitled to receive only the principal amount of your securities and any accrued but unpaid interest to and including the Early Redemption Date. In this case, you will lose the opportunity to continue to accrue and be paid interest from the Early Redemption Date to the scheduled Maturity Date. If the securities are redeemed prior to the Maturity Date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the securities.

  SINCE THE SECURITIES ARE LINKED TO THE PERFORMANCE OF MORE THAN ONE UNDERLYING, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE LEVELS OF EACH UNDERLYING — Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a basket, the return would depend on the weighted aggregate performance of the basket components as reflected by the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, to the extent of the weightings of such components in the basket. However, in the case of securities linked to the lowest performing of each of two Underlyings, the individual performance of each Underlying would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the lowest performing of the two Underlyings to which the securities are linked.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Underlyings.

  LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES —  In addition to the levels of the Underlyings on any trading day during the Observation Period, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Underlyings;
    the time to maturity of the securities;
    the dividend rate on the stocks comprising the Underlyings;

    interest and yield rates in the market generally;
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Underlyings, or stock markets generally and which may affect the levels of the Underlyings; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging — We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on the Valuation Date) could adversely affect the value of the Underlyings and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Performance of the Underlyings — The following graphs set forth the historical performance of the S&P 500® Index and Russell 2000® Index based on the closing levels from January 1, 2004 through December 1, 2009. The closing levels of the S&P 500® Index and Russell 2000® Index on December 1, 2009 were 1,108.86 and 589.20, respectively. We obtained the closing levels and other information below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. You should not take the historical levels of the Underlyings as an indication of future performance of the Underlyings or the securities. The levels of either of the Underlyings may decrease so that a Knock-In Event occurs and at maturity you will receive a Redemption Amount equal to less than the principal amount of the securities. We cannot give you any assurance that the closing levels of the Underlyings will remain above their respective Knock-In Levels during the Observation Period. If the closing level of either Underlying reaches or falls below its Knock-In Level on any trading day during the Observation Period, and the closing level of the Lowest Performing Underlying on the Valuation Date is less than its Initial Level, then you will lose money on your investment. For further information on the Underlyings, see the accompanying underlying supplement.

Supplemental Information Regarding Certain United States Federal Income Tax Considerations — The amount of the stated interest rate on the security that constitutes interest on the Deposit (as defined in the accompanying product supplement) equals 0.9675%, and the remaining balance constitutes the Put Premium (as defined in the accompanying product supplement). Please refer to “Certain U.S. Federal Income Tax Considerations” in the accompanying product supplement.

Supplemental Plan of Distribution (Conflicts of Interest) — Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to Credit Suisse Securities (USA) LLC (“CSSU”).

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased. CSSU proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of between 2.00% and 2.75% or between $20.00 and $27.50 per $1,000 principal amount of securities.

CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 principal amount of securities. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

The agent for this offering, CSSU, is our affiliate. In accordance with NASD Rule 2720, CSSU may not make sales in this offering to any discretionary account without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities. Please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement for further information.